RECEIVED
SEC MAIL PROCESSING SECTION
JUN 03 2003
WASH. D.C.
152

A/4
6-10-2003

VF 6-5-03

SECURITIES ... ION
W

03015818

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2002 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTORS CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Broadway
(No. and Street)

Lynnfield (City) MA. (State) 01940 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shatswell, MacLeod + Company, PC
(Name – *if individual, state last, first, middle name*)

83 Pine St. (Address) West Peabody (City) MA (State) 01960 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy B. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Capital Corp., as of 3/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

JUN 0 3 2003

152

To the Board of Directors and Stockholder of
Investors Capital Corporation
Lynnfield, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Investors Capital Corporation as of March 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Capital Corporation as of March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairy stated in all material respects in relation to the basic financial statements taken as a whole.

Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
May 15, 2003

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

INVESTORS CAPITAL CORPORATION

BALANCE SHEETS

MARCH 31, 2003 AND 2002

ASSETS	2003	2002
Cash and cash equivalents	$1,555,817	$ 725,308
Investments in available-for-sale securities	--	56,291
Marketable securities, at market value	132,471	2,364
Securities not readily marketable, at estimated fair value	17,500	10,000
Interest-bearing time deposit with bank	563,926	725,759
Deposit with clearing organization, restricted	175,000	175,000
Receivables from broker-dealers and clearing organizations	1,446,221	1,551,065
Receivables from related parties	567,194	150,943
Loans receivable from registered representatives	95,389	199,996
Receivables from officers	51,439	65,541
Prepaid expenses	47,114	47,044
Property and equipment, net	505,468	510,638
Other assets	61,514	69,483
Total assets	$5,219,053	$4,289,432
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
NASD settlement payable	$ 250,000	$ --
Commissions payable	975,521	921,169
Securities sold, not yet purchased, at market value	107,273	9,530
Accounts payable, accrued expenses and other liabilities	678,758	495,671
Deferred tax liability	50,886	41,983
Total liabilities	2,062,438	1,468,353
Stockholder's equity:		
Common stock, no par value; 150,000 shares authorized; 1,000 shares issued and outstanding	25,000	25,000
Additional paid-in-capital	2,454,700	2,454,700
Retained earnings	676,915	385,104
Accumulated other comprehensive loss	--	(43,725)
Total stockholder's equity	3,156,615	2,821,079
Total liabilities and stockholder's equity	$5,219,053	$4,289,432

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION

STATEMENTS OF INCOME

YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
Revenues:		
Commissions	$30,890,764	$25,388,571
Interest and dividends	159,787	103,977
Other income	1,021,119	738,896
Total revenues	32,071,670	26,231,444
Expenses:		
Commissions and floor brokerage	26,732,024	21,691,555
Employee compensation and benefits	1,938,898	1,620,060
Office, postage and printing	336,720	307,139
Travel and entertainment	222,101	249,148
Management fees paid to parent company	625,969	532,677
Occupancy	253,628	259,282
Equipment	130,383	102,905
Depreciation	134,668	122,054
Advertising and public relations	251,131	285,803
Promotions	(257,766)	(241,355)
Professional services	219,376	187,678
Legal expense and settlements	104,410	381,410
Communications	105,652	123,362
Insurance	24,396	119,053
Classes and seminars	23,756	3,689
Dues and subscriptions	41,449	49,232
Regulatory and licensing	91,249	23,254
Interest	6,544	17,304
NASD settlement	250,000	--
Loss on securities positions, net	48,334	--
Miscellaneous	227,125	156,966
Total expenses	31,510,047	25,991,216
Income before income taxes	561,623	240,228
Provision for income taxes	269,812	115,050
Net income	$ 291,811	$ 125,178
Earnings per share	$ 292	$ 125

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED MARCH 31, 2003 AND 2002

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Loss	Total
Balance, March 31, 2001	1,000	$25,000	$1,001,105	$259,926	$(37,622)	$1,248,409
Additions to additional paid-in capital from ICH			1,453,595			1,453,595
Comprehensive income:						
Net income				125,178		
Net unrealized loss					(6,103)	
Comprehensive income						119,075
Balance, March 31, 2002	1,000	25,000	2,454,700	385,104	(43,725)	2,821,079
Comprehensive income:						
Net income				291,811		
Net unrealized gain					43,725	
Comprehensive income						335,536
Balance, March 31, 2003	1,000	$25,000	$2,454,700	$676,915	$	$3,156,615

Reclassification disclosure for the years ended March 31:

	2003	2002
Net unrealized losses on available-for-sale securities	$(12,109)	$(6,103)
Reclassification adjustment for realized losses in net income	55,834	--
Other comprehensive income (loss) before income tax effect	43,725	(6,103)
Income tax effect	--	--
Other comprehensive income (loss), net of tax	$43,725	$(6,103)

Accumulated other comprehensive gain (loss) as of March 31, 2003 and 2002 consists of net unrealized holding gains (losses) on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 291,811	$ 125,178
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	134,668	122,054
Loss on securities positions, net	48,334	--
Change in marketable securities	(130,107)	13,405
Increase (decrease) in deferred tax liability	8,903	(6,017)
Decrease (increase) in receivable from broker-dealers and clearing organizations	104,844	(210,383)
Decrease (increase) in loans receivables from registered representatives	104,607	(199,996)
(Increase) decrease in receivables from officers, other assets and prepaid expenses	(7,999)	50,910
Increase in commissions payable	54,352	32,557
Increase in NASD settlement payable	250,000	--
Decrease in income taxes payable	--	(68,687)
Increase (decrease) in accounts payable, accrued expenses, securities sold, not yet purchased and other liabilities	280,830	(819,129)
Net cash provided by (used in) operating activities	1,140,243	(960,108)
Cash flows from investing activities:		
Purchases of property and equipment	(129,498)	(225,639)
Net decrease (increase) in interest bearing time deposit with bank	161,833	(725,759)
(Increase) decrease in receivables from related parties	(342,069)	280,220
Net cash used in investing activities	(309,734)	(671,178)
Cash flows from financing activities:		
Additional paid-in capital from ICH	--	1,453,595
Payments on note payable	--	(81,942)
Net cash provided by financing activities	--	1,371,653
Net increase (decrease) in cash and cash equivalents	830,509	(259,633)
Cash and cash equivalents, beginning of year	725,308	984,941
Cash and cash equivalents, end of year	$1,555,817	$ 725,308
Supplemental disclosures:		
Interest paid	$ 6,544	$ 17,304
Noncash activities		
Receivable from officer transferred to ICH	$ 30,000	
Available-for-sale security transferred to ICH	$ 44,182	

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2003 AND 2002

NOTE 1 - NATURE OF OPERATIONS

Investors Capital Corporation (the Company) is a wholly-owned subsidiary of Investors Capital Holding, Ltd. (ICH). It began operations on July 6, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is an introducing broker-dealer which conducts business in investment services. The Company clears all transactions through a clearing broker on a fully disclosed basis. Accordingly, the Company is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3.

NOTE 2 - ACCOUNTING POLICIES

The significant accounting policies of the Company are summarized below to assist the reader in better understanding the financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION:

Related commission revenue and expenses are recorded on a settlement date basis.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flow, cash and cash equivalents includes cash in checking and savings accounts and short-term investments with original maturities of three months or less.

FINANCIAL INSTRUMENTS:

The financial instruments of the Company are reported in the balance sheets at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except loans receivable. The fair values for loans receivable are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. As of March 31, 2003, the carrying amount and approximate fair value of loans receivable from registered representatives was $95,389.

INVESTMENT SECURITIES:

Prior to April 1, 2002 the Company classified debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading.

NOTE 2 - ACCOUNTING POLICIES (Continued)

INVESTMENT SECURITIES: (Continued)

-- Held-to-maturity securities were measured at amortized cost in the balance sheet. Unrealized holding gains and losses were not included in earnings, or in a separate component of capital. They were merely disclosed in the notes to the financial statements.

-- Available-for-sale securities were carried at fair value on the balance sheet. Unrealized holding gains and losses were not included in earnings but were reported as a net amount (less expected tax) in a separate component of capital until realized.

-- Trading securities were carried at fair value on the balance sheet. Unrealized holding gains and losses for trading securities were included in earnings.

Declines in the fair value of available-for-sale and held-to-maturity securities below their cost that were deemed to be other than temporary were reflected in earnings as realized losses.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

PROPERTY AND EQUIPMENT:

Furniture, equipment, and leasehold improvements are stated at cost. Maintenance and repairs are charged to operations. Depreciation is provided utilizing the straight-line method over their useful lives, generally seven years.

BUSINESS DEVELOPMENT:

The Company expenses all promotional costs as incurred and advertising costs upon first exhibition of the advertisement. Substantially, all business development costs relate to advertising.

INCOME TAXES:

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the asset and liability approach, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This Statement addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." Under Opinion 16, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method - the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

NOTE 2 - ACCOUNTING POLICIES (Continued)

RECENT ACCOUNTING PRONOUNCEMENTS (Continued):

The adoption of SFAS No. 141 had no immediate effect on the Company's financial statements since it had no pending business combinations as of June 30, 2001 or as of the date of the issuance of these financial statements. If the Company consummates business combinations in the future, any such combinations that would have been accounted for by the pooling-of-interests method under Opinion 16 will be accounted for under the purchase method and the difference in accounting could have a substantial impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets." The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets which are defined as assets (not including financial assets) that lack physical substance. The term "intangible assets" is used in SFAS No. 142 to refer to intangible assets other than goodwill. The accounting for a recognized intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

SFAS No. 142 provides that goodwill shall not be amortized. Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. SFAS No. 142 further provides that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

SFAS No. 142 was effective as follows:

> All of the provisions of SFAS No. 142 were applied in fiscal years beginning after December 15, 2001, to all goodwill and intangible assets recognized in the Company's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized.

The adoption of SFAS No. 142 did not have a material impact on the financial statements.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," but retains the basic recognition and measurement model for assets held for use and held for sale. The provisions of SFAS No. 144 are required to be adopted starting with fiscal years beginning after December 15, 2001. This Statement did not have a material impact on the Company's financial statements.

NOTE 2 - ACCOUNTING POLICIES (Continued)

RECENT ACCOUNTING PRONOUNCEMENTS: (Continued)

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement did not have a material impact on the Company's financial statements.

NOTE 3 - RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Company maintains a special account for exclusive benefit of customers as required for exemption under SEC Rule 15c3-3 (K) (2) (A).

NOTE 4 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1 was $1,214,481 at March 31, 2003, which exceeded required net capital of $160,493 by $1,053,988. The ratio of aggregate indebtedness to capital at March 31, 2003 was 1.98 to 1. The Company's net capital as computed under 15c3-1 was $1,136,646 at March 31, 2002, which exceeded required net capital of $131,950 by $1,004,696. The ratio of aggregate indebtedness to capital at March 31, 2002 was 1.74 to 1.

NOTE 5 - NATIONAL ASSOCIATION OF SECURITIES DEALERS SETTLEMENT

Subsequent to a National Association of Securities Dealers (NASD) examination, NASD, on April 9, 2003, accepted a Letter of Acceptance, Waiver and Consent ("AWC") submitted by the Company, in which the Company agreed to be censured and fined $250,000. Without admitting or denying the alleged violations, the Company agreed to the findings by NASD that certain supervisory deficiencies existed between January 2000 and July 2002. The acceptance of the AWC concludes the matter. As a result, the Company recorded a $250,000 liability and related expense for the NASD fine in its financial statements for the year ending March 31, 2003.

NOTE 6 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of available-for-sale securities and investment securities at market values.

During fiscal year 2003, equity securities with a cost of $100,016 and carrying value of $56,291 on March 31, 2002 were sold in September 2002 by the Company to ICH at a fair value of $44,182 on the date of sale. The recognized loss on this sale was $55,834 which is reflected in the statements of income within loss on securities positions, net.

NOTE 6 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED (Continued)

The carrying amount and fair value of investments in available-for-sale securities were as follows as of March 31, 2002:

	Amortized Cost	Losses In Accumulated Other Comprehensive Loss	Fair Value
Equity securities	$100,016	$43,725	$56,291

The carrying amount of investment securities at market values are as follows:

	Owned	Sold, Not Yet Purchased
March 31, 2003		
Corporate bond	$ 49,066	$ --
Unit investment trust	--	28,587
Equity securities	83,405	78,686
	$132,471	$107,273
March 31, 2002		
Equity securities	$ 2,364	$ 9,530

The securities owned are securities owned temporarily by the Company for the convenience of customers of the Company.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. These securities at estimated fair values consist of the following:

March 31, 2003	
Equity securities	$17,500
March 31, 2002	
Equity securities	$10,000

NOTE 7 - TRANSACTIONS WITH RELATED PARTIES

The Company paid management fees of $625,969 and $532,677 during the years ended March 31, 2003 and 2002, respectively, to ICH, its parent. Management fees are allocated from ICH to ICC based on 70% of expenses. At March 31, 2003 and 2002, the Company owed $260,061 and $361,977, respectively to ICH.

NOTE 7 - TRANSACTIONS WITH RELATED PARTIES (Continued)

The Company executes security trades for a related entity, Eastern Point Advisors, Inc. (EPA). For the years ending March 31, 2003 and 2002, commissions paid through ICC on behalf of EPA were $1,308,808 and $1,617,581, respectively. At March 31, 2003 and 2002, the Company was owed $827,255 and $512,920, respectively, from EPA.

The Company leases office space from the Arlsburg Trust, the trustee of whom is the principal stockholder of ICH and Investors Realty, LLC, the principal member of whom is the principal stockholder of ICH. Rent expense for these leases amounted to $145,559 and $145,559 for the years ending March 31, 2003 and 2002, respectively.

One of the members of the Board of Directors is also a registered representative and he earned commission income from the Company in the years ending March 31, 2003 and 2002 of $186,418 and $66,828, respectively.

Loans Receivable From Registered Representatives - These loans consist of promissory notes, which bear interest at the rate of 3.94% per annum, and are payable within 18 or 24 months of the date of the note, in weekly installments. The notes are secured by various pledges of brokerage accounts and/or personal assets of the registered representatives. As of March 31, 2003 these loans amounted to $95,389, and $18,141 of these loans are to a registered representative who is also a Director of the Company.

The Company is owed money from senior executives. As of March 31, 2003 and 2002 the balances amounted to $51,439 and $65,541, respectively.

NOTE 8 - PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at March 31:

	2003	2002
Equipment	$543,041	$483,786
Furniture and fixtures	182,442	132,259
Leasehold improvements	198,868	178,808
	924,351	794,853
Accumulated depreciation and amortization	(418,883)	(284,215)
Property and equipment, net	$505,468	$510,638

NOTE 9 - INCOME TAXES

The Company is included in the consolidated federal income tax and state income tax returns filed by ICH. Federal income taxes and state excise taxes are filed based on consolidated tax rates.

Current and deferred taxes of the consolidated group are allocated to each member of the group as if it were a separate taxpayer.

NOTE 9 - INCOME TAXES (Continued)

The current and deferred portions of the income tax expense included in the statements of operations as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," are as follows:

	2003		
	Current	Deferred	Total
Federal	$195,618	$ (7,676)	$187,942
State	65,291	(5,905)	59,386
Increase in valuation allowance	--	22,484	22,484
Total	$260,909	$ 8,903	$269,812

	2002		
	Current	Deferred	Total
Federal	$ 92,959	$(5,921)	$ 87,038
State	28,108	(96)	28,012
Total	$121,067	$(6,017)	$115,050

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The net deferred tax liability includes the following amounts of deferred tax assets and liabilities at March 31:

	2003	2002
Deferred tax liability	$52,999	$41,983
Deferred tax asset	(24,597)	--
Valuation allowance	22,484	--
Net deferred tax liability	$50,886	$41,983

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business.

At March 31, 2003 and 2002, the carrying amount of the Company's cash, cash equivalents and time deposits, was $2,119,743 and $1,451,067, respectively, $100,000 of which was covered by federal depository insurance.

NOTE 11 - LITIGATION

The Company operates in a highly litigious and regulated business and as such is a defendant or codefendant in various lawsuits and arbitrations incidental to its securities business. The Company is vigorously contesting the allegations of the complaints in these cases and believes that there are meritorious defenses in each. Counsel is unable to respond concerning the likelihood of an outcome, whether favorable or unfavorable, because of inherent uncertainties routine in these matters. Currently, there are a total of thirteen lawsuits and or arbitrations filed against the Company seeking a total of approximately $1.9 million. For the majority of claims, the Company's errors and omissions (E&O) policy limits the maximum exposure in any one case to $75,000. In certain of these cases the Company has the contractual right to seek indemnity from related parties.

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under various lease agreements covering offices and equipment. These agreements are considered to be operating leases. The terms expire between fiscal year 2004 and 2007. Options to renew for additional terms are included under the office lease agreements. The total minimum rental due in future periods under these existing agreements is as follows as of March 31, 2003:

Year ending March 31, 2004	$182,032
Year ending March 31, 2005	157,195
Year ending March 31, 2006	11,636
Year ending March 31, 2007	969
Total minimum lease payments	$351,832

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes. The total rental expense amounted to $199,693 for the fiscal year 2003 and $196,788 for fiscal year 2002.

NOTE 13 - EARNINGS PER SHARE (EPS)

Basic earnings per share were computed by dividing income available to common shareholders (the numerator) by the weighted average number of shares outstanding for the period (the denominator). Diluted earnings per share are not presented because the Company has issued no potentially dilutive common shares.

NOTE 14 - RETIREMENT PLAN

The Company participates in a 401(k) retirement plan sponsored by ICH. The plan covers all employees with at least three months of service. Employees employed on the plan's effective date do not have to satisfy the service requirement. The Company's contribution was based on matching 100% of the first 3% of salary deferral elected by each eligible employee. Effective May 29, 2001 the Company's contribution was increased to matching 100% of the first 6% of salary deferral, with matching dollars to be in the form of ICH common stock. The Company's contribution expense for the years ended March 31, 2003 and 2002 was $78,221 and $64,241, respectively.

NOTE 15 - RECLASSIFICATIONS

Certain amounts from the prior year have been reclassified for consistency with the current year presentation. These reclassifications were not material to the financial statements.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

INVESTORS CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
MARCH 31, 2003

Aggregate indebtedness:	
NASD settlement payable	$ 250,000
Commissions payable	975,521
Accounts payable, accrued expenses and other liabilities	1,181,876
Total aggregate indebtedness	$2,407,397
Net capital:	
Common stock	$ 25,000
Additional paid-in capital	2,454,700
Retained earnings	676,915
Total	3,156,615
Adjustments to net capital:	
Property and equipment	505,468
Haircuts	86,197
Other assets	1,350,469
Net capital, as defined	1,214,481
Capital requirements	160,493
Net capital in excess of requirement	$1,053,988
Ratio of aggregate indebtedness to net capital	1.98 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5) at March 31, 2003:	
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS Report	$1,308,806
Net audit adjustments	(3,950)
Increase in non-allowables and haircuts	(90,375)
Net capital per above	$1,214,481

See Independent Auditors' Report.

SCHEDULE II

INVESTORS CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
MARCH 31, 2003

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3.

See Independent Auditors' Report.

SCHEDULE III

INVESTORS CAPITAL CORPORATION

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS MARCH 31, 2003

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

See Independent Auditors' Report.

SCHEDULE IV

INVESTORS CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2003

Investors Capital Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

See Independent Auditors' Report.

INVESTORS CAPITAL

INVESTORS CAPITAL CORPORATION

June 2, 2003

John Marsh
Shatswell, MacLeod & Company, P. C.
83 Pine Street
West Peabody, MA 01960-3635

Re: Investors Capital Holdings, Ltd.

Dear John:

As counsel to the above-captioned company, I write in response to your request for certain information in connection with your examination of the accounts of Investors Capital Holdings, Ltd. Specifically, you have requested information on any material pending or threatened litigation or arbitration claims and assessments not otherwise addressed by assigned outside legal counsel(s) of the firm in response to your prior request for information. As of March 31, 2003 and until the date of this letter, there exist no material pending or threatened litigation or arbitration claims and assessments not previously disclosed in detail during the course of your audit.

The information set forth in this letter is based upon information available to me through the date of this letter. I do not undertake to advise you of changes that may hereafter be brought to my attention.

This response is limited by, and in accordance with, the American Bar Association's Statement of Policy Regarding Lawyers' Responses to Auditors Request for Information (December 1975). In particular, the limitations set forth in paragraphs 2 and 7 of such Statement on the scope and use of this response are specifically incorporated herein by reference.

Sincerely,

Steven C. Preskenis, Esq.
General Counsel

230 BROADWAY, LYNNFIELD, MA 01940-2320
NATIONAL 1-800-949-1422 FAX 781-593-9464
MEMBER NASD SIPC

230
BROADWAY
LYNNFIELD
MA
01940
1-800-462-4610
FAX 781-593-9464

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, MA 01960-3635

Gentlemen:

We are providing this letter in connection with your audits of the balance sheets of Eastern Point Advisors, Inc. as of March 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the years then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Eastern Point Advisors, Inc. in conformity with accounting principles generally accepted in the United States of America (GAAP). We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations and cash flows in conformity with GAAP.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of May 15, 2003 the following representations made to you during your audits:

1. The financial statements referred to above are fairly presented in conformity with GAAP.

2. We have made available to you all:
    a. Financial records and related data.
    b. Minutes of the meetings of directors and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
    c. All regulatory or examination reports, supervisory correspondence and similar materials from applicable regulatory agencies, including communication about supervisory actions or noncompliance with, or deficiencies in rules and regulations or supervisory actions.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We have not included with this letter a list of uncorrected financial statement misstatements that occurred during the current engagement pertaining to the latest period because such misstatements, if any, were each less than $1,000 and you have decided that such misstatements need not be listed.

Eastern Point Advisors
Registered Investment Advisor

6. There has been no:
   a. Fraud involving management or employees who have significant roles in internal control.
   b. Fraud involving others that could have a material effect on the financial statements.

7. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8. The following have been properly recorded or disclosed in the financial statements:
   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees and amounts receivable from or payable to related parties.
   b. Guarantees, whether written or oral, under which the company is contingently liable.
   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

9. There are no:
   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
   b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, Accounting for Contingencies.
   c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed in the financial statements.

11. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12. Debt securities that have been classified as held-to-maturity have been so classified due to the Company's intent to hold such securities to maturity and the Company's ability to do so. All other debt securities have been classified as available-for-sale or trading.

13. We consider the decline in value of debt or equity securities classified as either available-for-sale or held-to-maturity to be temporary.

14. The methods and significant assumptions used to determine fair values of financial instruments, if required to be disclosed, result in a measure of fair value appropriate for financial statement measurement and disclosure purposes.

15. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk has been properly disclosed in the financial statements:
   a. The extent, nature and terms of financial instruments with off-balance-sheet risk.
   b. The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.
   c. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

16. If a valuation allowance for deferred tax assets has been determined pursuant to the provisions of FASB Statement No. 109, Accounting for Income Taxes, we believe the Company's estimation of future taxable income is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized.

17. If valuation allowances against deferred tax assets are not included in the balance sheets, it is because it is more likely than not the deferred tax assets will be fully realized.

18. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

19. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

20. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows:

    It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:
    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.
    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.
    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company that is, control stock).

21. In addition, the Company at March 31, 2003, had:
    a. Recorded all securities exchange memberships on the books.
    b. Properly recorded all participation in joint accounts carried by others.
    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.
    e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.
    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

22. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements.

23. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:
    a. The concentration exists at the date of the financial statements.
    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
    c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

24. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Very truly yours,

Theodore Charles
Director

Timothy B. Murphy
President

6/2/03
Date

Investors Capital Corporation Year Ended March 31, 2003
Effect of Uncorrected Misstatements on Net Income

Increase income before taxes	Decrease income before taxes	Increase federal income tax expense	Decrease federal income tax expense	Increase state tax expense	Decrease state tax expense	Adjustments not taxable	Description of entry
	$7,500						To reverse gain realized on security not readily marketable
$43,725							To reverse loss that should have been recorded in prior year
$43,725	$7,500	0	0	0	0	0	

Effect on net income:	Totals
Increase net income before taxes	$43,725
Decrease net income before taxes	(7,500)
Net decrease in net income before taxes	36,225
State tax increase at 9.5%	3,441
Amount subject to federal income tax	32,784
Federal tax increase at 34%	11,147
	21,637
Adjustments not taxable	0
Effect on net income before income tax adjustments not related to other adjustments	
Increases in federal income taxes	0
Decreases in federal income taxes	0
Increases in state income taxes	0
Decreases in state income taxes	0
Net increase in net income if uncorrected misstatements were reflected in the financial statements	$21,637
Net income	$291,811
Adjustments to arrive at normalized net income:	
Settlement expense	250,000
Less tax effect	(100,675)
Normalized net income	$441,136
Percentage increase in net income if uncorrected misstatements were booked	4.90%

Uncorrected misstatement with no effect on net income:

If the loss noted above had been posted in the prior year, then retained earnings would have decreased by $43,725.

Management of the Company has determined that the above uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

INVESTORS CAPITAL

INVESTORS CAPITAL CORPORATION

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, MA 01960-3635

Gentlemen:

We are providing this letter in connection with your audits of the balance sheets of Investors Capital Corporation as of March 31, 2003 and 2002 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Investors Capital Corporation in conformity with accounting principles generally accepted in the United States of America (GAAP). We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations and cash flows in conformity with GAAP.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of May 15, 2003, the following representations made to you during your audits:

1. The financial statements referred to above are fairly presented in conformity with GAAP.

2. We have made available to you all:
   a. Financial records and related data.
   b. Minutes of the meetings of directors and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
   c. All regulatory or examination reports, supervisory correspondence and similar materials from applicable regulatory agencies, including communication about supervisory actions or noncompliance with, or deficiencies in rules and regulations or supervisory actions.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the consolidated financial statements taken as a whole. Uncorrected financial misstatements of less than $1,000, if any, are not included in the schedule.

6. There has been no:
   a. Fraud involving management or employees who have significant roles in internal control.
   b. Fraud involving others that could have a material effect on the financial statements.

230 BROADWAY, LYNNFIELD, MA 01940-2320

NATIONAL 1-800-949-1422 FAX 781-593-9464

MEMBER NASD SIPC

7. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8. The following have been properly recorded or disclosed in the financial statements:
   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees and amounts receivable from or payable to related parties.
   b. Guarantees, whether written or oral, under which the company is contingently liable.
   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

9. There are no:
   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
   b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, Accounting for Contingencies.
   c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral except as disclosed in the financial statements.

11. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12. Debt securities that have been classified as held-to-maturity have been so classified due to the Company's intent to hold such securities to maturity and the Company's ability to do so. All other debt securities have been classified as available-for-sale or trading.

13. We consider the decline in value of debt or equity securities classified as either available-for-sale or held-to-maturity to be temporary.

14. The methods and significant assumptions used to determine fair values of financial instruments, if required to be disclosed, result in a measure of fair value appropriate for financial statement measurement and disclosure purposes.

15. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk has been properly disclosed in the financial statements:
   a. The extent, nature and terms of financial instruments with off-balance-sheet risk.
   b. The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.
   c. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

16. If a valuation allowance for deferred tax assets has been determined pursuant to the provisions of FASB Statement No. 109, Accounting for Income Taxes, we believe the Company's estimation of future taxable income is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized.

17. If valuation allowances against deferred tax assets are not included in the balance sheets, it is because it is more likely than not the deferred tax assets will be fully realized.

18. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

19. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

20. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows:

    It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:
    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.
    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.
    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company that is, control stock).

21. In addition, the Company at March 31, 2003, had:
    a. Recorded all securities exchange memberships on the books.
    b. Properly recorded all participation in joint accounts carried by others.
    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.
    e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.
    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

22. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements.

23. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:
    a. The concentration exists at the date of the financial statements.
    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
    c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

24. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

25. There are no material weaknesses or inadequacies at March 31, 2003, or during the period April 1, 2002, to May 15, 2003, in internal control and control activities for safeguarding securities, and the practices and procedures followed in:
    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
    b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.
e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.
f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

26. Net capital computations, prepared by the Company during the period from April 1, 2002 through May 15, 2003, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period except as follows.

At December 31, 2002 the Company's net capital computation did not take into account that the Company could be deemed to receive funds under rule 15 c 3-1 (a) (2) (i). The Company did receive checks made payable to the Company directly. The Company informed the SEC that beginning March 24, 2003 the Company will no longer accept or process investment checks made payable to the Company and will return such checks to the client. The December 31, 2002 net capital calculation was amended.

Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

27. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Very truly yours,

Theodore E. Charles
Director

Timothy B. Murphy
President

6/2/03
Date